O'Connor EQUUS
                            One Freedom Valley Drive
                                 Oaks, PA 19456


June 17, 2014


VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Anu Dubey, Esq.


Re: Request for Acceleration of the Effective Date of O'Connor EQUUS's Pre-Effective Amendment No. 3 Under the Securities Act of 1933 and Amendment No. 3 Under the Investment Company Act of 1940 Filed on June 16, 2014 (File Nos. 333-193931 and 811-22937)
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Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 A.M., Eastern Time, Wednesday, June 18, 2014, or as soon thereafter as practicable.

In connection with this request, SEI Investments Distribution Co., the principal underwriter for O'Connor EQUUS, has also signed this letter requesting acceleration.

Very truly yours,


O'Connor EQUUS                                  SEI Investments Distribution Co.

/s/ Dianne M. Descoteaux                        /s/ John Munch
---------------------------                     --------------------------------
By: Dianne M. Descoteaux                        By: John Munch
Title: Vice President and                       Title: General Counsel and
       Secretary                                       Secretary